SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

DATED: October 29, 2015

Commission File No. 001-36738

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

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N/A

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

FORM 6-K

Page
Operating and Financial Review	3
Financial Statements Index	F-1

Operating and Financial Review

The following is a discussion of the financial condition and results of operations for the three and nine month periods ended September 30, 2015 and 2014 of Navios Maritime Midstream Partners L.P. (referred to herein as “we”, “us”, “Navios Midstream” or the “Company”). All of the financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Midstream’s 2014 Annual Report filed on Form 20-F with the Securities and Exchange Commission.

This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on Navios Midstream’s current expectations and observations. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for tanker vessels, fluctuation of charter rates, competitive factors in the market in which Navios Midstream operates, risks associated with operations outside the United States, and other factors listed from time to time in the Navios Midstream’s filings with the Securities and Exchange Commission.

Overview

Navios Midstream was formed on October 13, 2014, as a Marshall Islands limited partnership to own, operate and acquire crude oil tankers, refined petroleum product tankers, chemical tankers, and LPG tankers under long-term employment contracts. Navios Maritime Midstream Partners GP LLC, a wholly-owned subsidiary of Navios Maritime Acquisition Corporation (“Navios Acquisition”), was formed on October 13, 2014 to act as our general partner. On November 18, 2014, we completed our initial public offering (“IPO”).

Equity Transactions

As of September 30, 2015, there were outstanding: 9,342,692 common units, 9,342,692 subordinated units, 1,592,920 Series A subordinated units and 413,843 general partnership units. As of September 30, 2015, Navios Acquisition owned a 60.85% limited partner interest in Navios Midstream, which included a 2.0% general partner interest.

Term Loan B

On June 18, 2015, Navios Midstream and Navios Maritime Midstream Finance (US) Inc. (“Navios Finance”), as co-borrowers, completed the issuance of a $205.0 million term loan B (the “Term Loan B”). The Term Loan B bears an interest rate of LIBOR plus 4.50% per annum, has a five-year term and is repayable in equal quarterly installments of 0.25% of the initial principal amount of the Term Loan B beginning on September 18, 2015. The Term Loan B is secured by first priority mortgages covering six vessels owned by subsidiaries of Navios Midstream, in addition to other collateral, and is guaranteed by such subsidiaries.

The Term Loan B was entered into primarily to: (i) finance a portion of the purchase price for the acquisition of the vessels the C. Dream and the Nave Celeste from Navios Acquisition (as described above); (ii) refinance Navios Midstream’s facility agreement, dated as of November 13, 2014, by and among Navios Midstream, as borrower, Credit Suisse AG, as agent, and the other parties thereto (the “Previous Credit Agreement”); and (iii) pay related fees and expenses. On June 18, 2015, in connection with the completion of the Term Loan B, the Previous Credit Agreement was terminated, and all security thereunder was released.

Fleet

Our fleet currently consists of six VLCCs, which have an average remaining employment term of approximately 5.6 years. They are chartered to strong counterparties including Cosco Dalian, which is wholly owned by the COSCO Group, a Chinese state-owned enterprise, Formosa Petrochemical, a Taiwan Stock Exchange-listed company and SK Shipping.

As of October 27, 2015, Navios Midstream had contracted out 100.0% of its available days for 2015 and 2016, expecting to generate revenues of approximately $81.9 million and $89.6 million, respectively.

The following table provides summary information about our fleet as of October 27, 2015:

Vessels	Type	Built/ Delivery Date	DWT	Net Charter Rate (1)	Profit Share to Owner			Expiration Date (2)
Shinyo Ocean	VLCC	2001	281,395	$38,400	50% above	$43,500	(4)	January 2017
				$38,400				January 2019(3)

Shinyo Kannika	VLCC	2001	287,175	$38,025	50% above	$44,000	(5)	February 2017

				$38,025				February 2019(3)

Shinyo Saowalak	VLCC	2010	298,000	$48,153	35% above	$54,388	(6)	June 2025
					40% above	$59,388	(6)
					50% above	$69,388	(6)

Shinyo Kieran	VLCC	2011	297,066	$48,153	35% above	$54,388	(6)	June 2026

					40% above	$59,388	(6)
					50% above	$69,388	(6)

C. Dream	VLCC	2000	298,570	$29,625	50% above	$30,000	(8)	March 2019
					40% above	$40,000	(8)

Nave Celeste	VLCC	2003	298,717	$42,705	—			December 2016

				$35,000	—			December 2018(7)

(1)	Net time charter-out rate per day in dollars (net of commissions).
(2)	Estimated dates assuming midpoint of redelivery of charterers.
(3)	Includes a backstop period for the Shinyo Ocean and the Shinyo Kannika. Navios Acquisition has provided a backstop commitment to charter-in the vessels for a two-year period as of their scheduled redelivery at the currently contracted rate if the market charter rate is lower than the currently contracted rate. Conversely, if market charter rates are higher than the currently contracted rates at the time of the redelivery of the vessels, such vessels will be chartered out to third-party charterers at prevailing market rates and Navios Acquisition’s backstop commitment will not be triggered. The backstop commitment does not include the profit share as set forth in the table. All data in the table is based on a charter length inclusive of both the initial and backstop periods.
(4)	Calculated semi-annually on the basis of the daily values of the Baltic Exchange Tanker Route AG/Japan for the past two quarters adjusted for the vessel’s specifications (i.e. actual consumption and other voyage expenses). Any profit is split between the owner and the charterer with the owner receiving the percentage stated in the table above.
(5)	Calculated semi-annually on the basis of the weighted average of the daily values of four Baltic Exchange Tanker Routes for the past two quarters adjusted for certain agreed specifications (i.e. actual consumption and other voyage expenses). Any profit is split between the owner and the charterer with the owner receiving the percentage stated in the table above.
(6)	Calculated annually on the basis of the weighted average of the daily values of four Baltic Exchange Tanker Routes for the past four quarters adjusted for certain agreed specifications (i.e. actual consumption and other voyage expenses). Any profit is split between the owner and the charterer with the owner receiving the percentage stated in the table above.
(7)	Includes a backstop period for the Nave Celeste. Navios Acquisition has provided a backstop commitment to charter-in the Nave Celeste for a two-year period as of its scheduled redelivery, at the net time charter-out rate per day (net of commissions) of $35,000 if the market charter rate is lower than the charter-out rate of $35,000. Conversely, if market charter rates are higher, such vessels will be chartered out to third-party charterers at prevailing market rates and Navios Acquisition’s backstop commitment will not be triggered. The backstop commitment does not include the profit share as set forth in the table. All data in the table is based on a charter length inclusive of both the initial and backstop periods.

(8)	Calculated annually based on the actual earnings of the vessel. Any profit is split between the owner and the charterer with the owner receiving the percentage stated in the table above.

Option Vessels

We have options, exercisable through November 18, 2016, to purchase the following five VLCCs from Navios Acquisition at fair market value. Although we anticipate that we may exercise some or all of our options to purchase the following five VLCCs, the timing of such purchases is uncertain and each such purchase is subject to various conditions, including reaching an agreement with Navios Acquisition regarding the fair market value of the vessel and the availability of financing, which we anticipate would be from external sources. Generally, we expect to fund the acquisition of any or all of the five additional VLCCs we may elect to purchase with cash from operations, bank borrowings and the issuance of debt and equity securities.

The following table provides summary information about the vessels subject to the options as of October 27, 2015:

Vessels	Type	Built/ Delivery Date	DWT	Net Charter Rate (1)		Profit Share to Owner			Expiration Date (2)
Nave Galactic				Floating Rate	(3)				March 2016
	VLCC	2009	297,168	$35,000			—		February 2019(5)
Nave Quasar				$25,350					February 2016

	VLCC	2010	297,376	$35,000		50% above	$29,250	(6)	February 2019(5)
Nave Buena Suerte	VLCC	2011	297,491	Floating Rate	(3)		—		August 2016
Nave Neutrino	VLCC	2003	298,287	$43,480	(7)		—		September 2016
				$37,520	(7)				September 2017
Nave Electron	VLCC	2002	305,178	Floating Rate	(4)		—		January 2016

(1)	Net time charter-out rate per day in dollars (net of commissions).
(2)	Estimated dates assuming midpoint of redelivery of charterers.
(3)	Rate is based upon daily Baltic International Tanker Routes, Route Tanker Dirty 3 ME Gulf to Japan adjusted for vessel’s service speed/cons. The contract provides a minimum rate of $29,625 net per day.
(4)	Rate based on VLCC pool earnings.
(5)	Includes a backstop period for both Nave Galactic and Nave Quasar. Navios Acquisition has provided a backstop commitment to charter-in the Nave Galactic and the Nave Quasar for a four-year period as of their scheduled redelivery, at the net time charter-out rate per day (net of commissions) of $35,000 if the market charter rate is lower than the charter-out rate of $35,000. Conversely, if market charter rates are higher, such vessels will be chartered out to third-party charterers at prevailing market rates and Navios Acquisition’s backstop commitment will not be triggered. The backstop commitment does not include the profit share as set forth in the table. All data in the table is based on a charter length inclusive of both the initial and backstop periods.
(6)	Calculated semi-annually based on the actual earnings of the vessel. Any profit is split between the owner and the charterer with the owner receiving the percentage stated in the table above.
(7)	The first and last month of the contract to be priced on BITR TD3-TCE index.

Our Customers

We provide seaborne shipping services under charters with customers that we believe are creditworthy. For the nine month period ended September 30, 2015, our vessels were chartered-out to high-quality counterparties, including Cosco Dalian, Formosa Petrochemical and SK Shipping.

Although we believe that if any one of our charters were terminated we could re-charter the related vessel at the prevailing market rate relatively quickly, the permanent loss of a significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations if we were unable to re-charter our vessel on a favorable basis due to the current market conditions, or otherwise.

We believe that the combination of the long-term nature of our charters (which provide for the receipt of a fixed fee for the life of the charter) and our Management Agreement with Navios Tanker Management Inc. (the “Manager”) (which provides for a fixed management fee through November 18, 2016) will provide us with a strong base of stable cash flows.

Our revenues are driven by the number of vessels in the fleet, the number of days during which the vessels operate and our charter hire rates, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot and long-term market rates at the time of charter;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend undergoing repairs and upgrades in drydock;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the tanker shipping industry.

Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. We intend to operate our vessels in the long-term charter market. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand and many other factors that might be beyond our control.

Trends and Factors Affecting Our Future Results of Operations

We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Please read “Risk Factors” in our 2014 Annual Report on Form 20-F for a discussion of certain risks inherent in our business.

Results of Operations

Overview

The financial condition and the results of operations presented for the nine month period ended September 30, 2015 and 2014 of Navios Midstream discussed below include the following entities:

Company name	Vessel name	Country of incorporation	2015	2014
Navios Maritime Midstream Operating LLC	N/A	Marshall Islands	1/1-9/30	—
Navios Maritime Midstream Partners L.P.	N/A	Marshall Islands	1/1-9/30	—
Navios Maritime Midstream Finance (US) Inc.	N/A	Delaware	6/4-9/30	—
Shinyo Kannika Limited	Shinyo Kannika	Hong Kong	1/1-9/30	1/1-9/30
Shinyo Ocean Limited	Shinyo Ocean	Hong Kong	1/1-9/30	1/1-9/30
Shinyo Saowalak Limited	Shinyo Saowalak	British Virgin Is.	1/1-9/30	1/1-9/30
Shinyo Kieran Limited	Shinyo Kieran	British Virgin Is.	1/1-9/30	1/1-9/30
Shinyo Dream Limited	C. Dream	Hong Kong	6/18-9/30	—
Sikinos Shipping Corporation	Nave Celeste	Marshall Islands	6/18-9/30	—

These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Navios Midstream’s Annual Report on Form 20-F for the year ended December 31, 2014.

The accompanying interim condensed consolidated financial statements of Navios Midstream are unaudited, but, in the opinion of management, contain all adjustments necessary to present a fair statement of results, in all material respects, Navios Midstream’s condensed consolidated financial position as of September 30, 2015 and the condensed consolidated and combined results of operations for the three months ended September 30, 2015 and 2014. The footnotes are condensed as permitted by the requirements for interim financial statements and, accordingly, do not include information and disclosures required under US GAAP for complete financial statements. All such adjustments are deemed to be of a normal, recurring nature. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the consolidated and combined financial statements and related notes included in Navios Midstream’s Annual Report on Form 20-F for the year ended December 31, 2014.

	Three Month Period ended September 30, 2015 (unaudited)	Three Month Period ended September 30, 2014 (unaudited)	Nine Month Period ended September 30, 2015 (unaudited)	Nine Month Period ended September 30, 2014 (unaudited)
Revenue	$22,473	$16,174	$57,526	$47,526
Time charter expenses	(247)	(170)	(624)	(579)
Direct vessel expenses	(373)	(289)	(951)	(994)
Management fees	(5,244)	(3,496)	(12,369)	(10,670)
General and administrative expenses	(773)	(254)	(1,790)	(756)
Depreciation and amortization	(6,366)	(4,877)	(16,319)	(14,632)
Interest expenses and finance cost	(3,238)	(7,120)	(7,601)	(21,343)
Other income, net	—	5	66	5
Net income/ (loss)	6,232	(27)	17,938	(1,443)
EBITDA (1)	16,209	12,259	42,809	35,526
Operating Surplus (1)	9,737	—	29,460	—

(1)	EBITDA and Operating Surplus are non-GAAP financial measures. See “—Reconciliation of EBITDA to Net Cash from Operating Activities, Operating Surplus and Available Cash for Distribution” for a description of EBITDA and Operating Surplus and a reconciliation of EBITDA and Operating Surplus to the most comparable measure under US GAAP. Operating surplus is presented only for periods after the closing of the IPO on November 18, 2014.

Period over Period Comparisons

For the Three Month Period ended September 30, 2015 compared to the Three Month Period ended September 30, 2014

Revenue: Revenue for the three month period ended September 30, 2015 increased by $6.3 million to $22.5 million, as compared to $16.2 million for the same period in 2014. Time Charter Equivalent (“TCE”) was $45,432 for the three month period ended September 30, 2015 and $43,478 for the three month period ended September 30, 2014. The increase was mainly due to profit sharing of $2.1 million recognized in the three month period ended September 30, 2015, in relation to certain charters and the acquisition of the Nave Celeste and the C. Dream in June 2015.

Time charter expenses: Time charter expenses were $0.2 million for each of the three month periods ended September 30, 2015 and 2014.

Direct vessel expenses: Direct vessel expenses, comprised of the amortization of dry dock and special survey costs, of certain vessels in our fleet amounted to $0.4 million for the three month period ended September 30, 2015, as compared to $0.3 million for the three month period ended September 30, 2014.

Management fees: Management fees for the three month period ended September 30, 2015 increased by $1.7 million to $5.2 million, as compared to $3.5 million for the three month period ended September 30, 2014. The increase was mainly attributable to the increased fleet. Pursuant to the management agreement that was in place prior to the IPO, the Manager provided, commercial and technical management services to Navios Acquisition’s vessels for a daily fee that was fixed at $10,000 per owned VLCC vessel. In May 2014, Navios Acquisition extended the duration of its then existing management agreement with Navios Maritime Holdings Inc. (“Navios Holdings”) until May 2020 and reduced the rate by 5% from $10,000 to $9,500 daily rate per VLCC vessel. At the closing of the IPO, we entered into a Management Agreement with the Manager, expiring in November 2019, on similar terms to the one that was in place prior to the IPO, pursuant to which the Manager provides commercial and technical management services to our vessels for a daily fee of $9,500 per vessel that has been fixed for two years. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs. During the remaining term of the Management Agreement, Navios Midstream will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Drydocking and special survey expenses are paid to the Manager at cost.

General and administrative expenses: Total general and administrative expenses for the three month period ended September 30, 2015 increased by $0.5 million to $0.8 million, as compared to $0.3 million for the three month period ended September 30, 2014, due to a $0.5 million increase in professional fees and other expenses. On May 28, 2010, Navios Acquisition entered into an administrative services agreement with Navios Holdings, initially expiring on May 28, 2015 and later extended until May 2020, pursuant to which a subsidiary of Navios Holdings provided certain administrative management services to Navios Acquisition. At the closing of the IPO, we entered into an Administrative Services Agreement with the Manager, pursuant to which the Manager provides certain administrative management services to us. The terms of this agreement are in line with the general and administrative services agreement that was in place prior to the IPO, between Navios Holdings and Navios Acquisition. Pursuant to the Administrative Services Agreement, the Manager provides certain administrative management services to Navios Midstream which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. The Manager is reimbursed for reasonable costs and expenses incurred in connection with providing these services. For the three month period ended September 30, 2015, the expenses charged by Navios Holdings for administrative services increased by $0.1 million to $0.3 million, as compared to $0.2 million for the three month period ended September 30, 2014.

Depreciation and amortization: Depreciation and amortization for the three month period ended September 30, 2015 increased by $1.5 million to $6.4 million, as compared to $4.9 million for the three month period ended September 30, 2014. The increase was due to the acquisition of the Nave Celeste and the C. Dream on June 18, 2015. Depreciation of vessels is calculated using an estimated useful life of 25 years for the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, which ranged from 6.34 to 15.00 years at inception.

Interest expense and finance cost: Interest expense and finance cost for the three month period ended September 30, 2015 amounted to $3.2 million as compared to $7.1 million for the three month period ended September 30, 2014. On June 18, 2015, Navios Midstream and Navios Finance, as co-borrowers, completed the issuance of the $205.0 million Term Loan B. As of September 30, 2015 and 2014, the outstanding weighted average loan balance was $205.0 million and $341.0 million, respectively, and the weighted average interest rate was 5.5% and 8.1% for each of the three month periods ended September 30, 2015 and 2014, respectively.

Operating surplus: Navios Midstream generated operating surplus for the three month period ended September 30, 2015 of $9.7 million. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions. (See “Reconciliation of EBITDA to Net Cash from Operating Activities, EBITDA, Operating Surplus and Available Cash for Distribution” contained herein).

For the Nine Month Period ended September 30, 2015 compared to the Nine Month Period ended September 30, 2014

Revenue: Revenue for the nine month period ended September 30, 2015 increased by $10.0 million to $57.5 million, as compared to $47.5 million for the same period in 2014. Time Charter Equivalent (“TCE”) was $45,917 for the nine month period ended September 30, 2015 and $42,987 for the nine month period ended September 30, 2014. The increase was mainly due to profit sharing of $4.6 million recognized in the nine month period ended September 30, 2015, in relation to certain charters and the acquisition of the Nave Celeste and the C. Dream in June 2015.

Time charter expenses: Time charter expenses were $0.6 million for each of the nine month periods ended September 30, 2015 and 2014.

Direct vessel expenses: Direct vessel expenses, comprised of the amortization of dry dock and special survey costs, of certain vessels in our fleet and amounted to $1.0 million for each of the nine month periods ended September 30, 2015 and 2014.

Management fees: Management fees for the nine month period ended September 30, 2015 increased by $1.7 million to $12.4 million, as compared to $10.7 million for the nine month period ended September 30, 2014. The increase was mainly attributable to the increased fleet. Pursuant to the management agreement that was in place prior to the IPO, the Manager provided commercial and technical management services to Navios Acquisition’s vessels for a daily fee that was fixed at $10,000 per owned VLCC vessel. In May 2014, Navios Acquisition extended the duration of its then existing management agreement with Navios Holdings until May 2020 and reduced the rate by 5% from $10,000 to $9,500 daily rate per VLCC vessel. At the closing of the IPO, we entered into a five-year Management Agreement with the Manager on similar terms to the one that was in place prior to the IPO, pursuant to which the Manager provides commercial and technical management services to our vessels for a daily fee of $9,500 per vessel that has been fixed for two years. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs. During the remaining term of the Management Agreement, Navios Midstream will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Drydocking and special survey expenses are paid to the Manager at cost.

General and administrative expenses: Total general and administrative expenses for the nine month period ended September 30, 2015 increased by $1.0 million to $1.8 million, as compared to $0.8 million for the nine month period ended September 30, 2014, due to a $1.0 million increase in professional fees, and other expenses. On May 28, 2010, Navios Acquisition entered into an administrative services agreement with Navios Holdings, initially expiring on May 28, 2015 and later extended until May 2020, pursuant to which a subsidiary of Navios Holdings provided certain administrative management services to Navios Acquisition. At the closing of the IPO, we entered into an Administrative Services Agreement with the Manager, expiring in November 2019, pursuant to which the Manager provides certain administrative management services to us. The terms of this agreement are in line with the general and administrative services agreement that was in place prior to the IPO, between Navios Holdings and Navios Acquisition. Pursuant to the Administrative Services Agreement, the Manager provides certain administrative management services to Navios Midstream which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. The Manager is reimbursed for reasonable costs and expenses incurred in connection with providing these services. For the nine month period ended September 30, 2015, the expenses charged by Navios Holdings for administrative services increased by $0.1 million to $0.7 million, as compared to $0.6 million for the nine month period ended September 30, 2014.

Depreciation and amortization: Depreciation and amortization for the nine month period ended September 30, 2015 amounted to $16.3 million as compared to $14.6 million for the nine month period ended September 30, 2014. The increase was due to the acquisition of the Nave Celeste and the C. Dream on June 18, 2015. Depreciation of vessels is calculated using an estimated useful life of 25 years for the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, which ranged from 6.34 to 15.00 years at inception.

Interest expense and finance cost: Interest expense and finance cost for the nine month period ended September 30, 2015 amounted to $7.6 million as compared to $21.3 million for the nine month period ended September 30, 2014. After the closing of the IPO, we entered into a loan agreement with Credit Suisse AG of up to $126.0 million, which was prepaid in June 2015. On June 18, 2015, Navios Midstream and Navios Finance, as co-borrowers, completed the issuance of the $205.0 million Term Loan B. As of September 30, 2015 and 2014, the outstanding weighted average loan balance was $154.9 million and $341.0 million, respectively, and the weighted average interest rate was 4.40% and 8.1% for each of the nine month periods ended September 30, 2015 and 2014, respectively.

Operating surplus: Navios Midstream generated operating surplus for the nine month period ended September 30, 2015 of $29.5 million. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions. (See “Reconciliation of EBITDA to Net Cash from Operating Activities, EBITDA, Operating Surplus and Available Cash for Distribution” contained herein).

Liquidity and Capital Resources

Our primary short-term liquidity needs will be to fund general working capital requirements and drydocking expenditures, while our long-term liquidity needs are expected to primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations and borrowings which we believe will be sufficient to meet our existing short-term liquidity needs for at least the next 12 months. Generally, our long-term sources of funds will be from cash from operations, long-term borrowings and other debt or equity financings. We expect that we will rely upon external financing sources, including bank and other borrowings, to fund acquisitions and expansion and investment capital expenditures. We cannot assure you that we will be able to secure adequate financing or obtain additional funds on favorable terms to meet our liquidity needs.

In June 2015, the Company fully prepaid the outstanding balance under the loan facility with Credit Suisse, discussed below.

In June 2015, Navios Midstream exercised its option to acquire the shares of the vessel-owning subsidiaries of the Nave Celeste and the C. Dream from Navios Acquisition for an aggregate purchase price of $100.0 million. The aggregate purchase price consisted of the issuance of 1,592,920 subordinated Series A Units, issued to Navios Acquisition; and $73.0 million in cash consideration.

On June 18, 2015, Navios Midstream issued 32,509 additional general partner units to the General Partner, in order the General Partner to maintain its 2% general partnership interest. The net proceeds from the issuance of the general partnership units were $0.6 million.

On June 18, 2015, Navios Midstream and Navios Finance, as co-borrowers, completed the issuance of the $205.0 million Term Loan B facility, discussed below.

As of September 30, 2015, the outstanding balance under the Term Loan B facility was $204.5 million.

As of September 30, 2015, there were outstanding: 9,342,692 common units, 9,342,692 subordinated units, 1,592,920 subordinated Series A Units and 413,843 general partnership units.

Credit Facilities

Credit Suisse AG: In November 2014, Navios Midstream entered into a loan agreement, with Credit Suisse AG, of $126.0 million in connection with the IPO. The facility was repayable in 20 equal quarterly installments of $2.6 million each with a final balloon payment of $73.5 million, to be repaid on the last repayment date. It bore interest at a rate of LIBOR plus 300 bps. The credit facility also required compliance with certain financial covenants which include: (i) loan-to-value ratio covenants, based on charter-free valuations; (ii) minimum liquidity; (iii) EBITDA to interest ratio; and (iv) net worth. In June 2015, the Company fully prepaid the outstanding balance under this loan facility, with the proceeds of the Term Loan B. The repayment of Credit Facility was accounted for as a debt extinguishment in accordance with ASC470 Debt and the remaining unamortized balance of $1.7 million was written-off from the deferred financing fees.

Term Loan B: On June 18, 2015, Navios Midstream and Navios Finance, as co-borrowers, completed the issuance of the $205.0 million Term Loan B. The Term Loan B is set to mature on June 18, 2020 and is repayable in equal quarterly installments of 0.25% of the initial principal amount of the Term Loan B, beginning on September 18, 2015, with a final payment of the aggregate principal amount of the Term Loan B, plus accrued and unpaid interest, due on maturity. The Term Loan B bears interest at LIBOR plus 4.50% per annum, is secured by first priority mortgages covering six vessels owned by subsidiaries of Navios Midstream, in addition to other collateral, and is guaranteed by such subsidiaries.

The Term Loan B requires maintenance of a loan to value ratio of no greater than 0.85 to 1.0 and a minimum interest coverage ratio of at least 3.75 to 1.0, and other restrictive covenants including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan B also provides for excess cash flow prepayments and customary events of default.

Navios Midstream was in compliance with the covenants set forth in the Term Loan B as of September 30, 2015.

As of September 30, 2015, an amount of $204.5 million was outstanding under this facility.

The weighted average interest rate for the nine month period ended September 30, 2015 was 4.40%.

The following table presents cash flow information derived from the unaudited condensed consolidated statements of cash flows of Navios Midstream for the nine month periods ended September 30, 2015 and 2014.

	Nine Month Period Ended September 30, 2015 ($’000) (Unaudited)	Nine Month Period Ended September 30, 2014 ($’000) (Unaudited)
Net cash provided by operating activities	$24,110	$15,029
Net cash used in investing activities	(72,252)	(38,906)
Net cash provided by financing activities	48,610	20,782
Increase / (decrease) in cash and cash equivalents	$468	$(3,095)

Cash provided by operating activities for the nine month period ended September 30, 2015 as compared to the nine month period ended September 30, 2014:

Net cash provided by operating activities increased by $9.1 million to $24.1 million for the nine month period ended September 30, 2015 as compared to $15.0 million for the same period in 2014. The $9.1 million increase is analyzed as follows:

The net income for the nine month period ended September 30, 2015 was $17.9 million compared to a $1.4 million net loss for the nine month period ended September 30, 2014. In determining net cash provided by operating activities for the nine month period ended September 30, 2015, net income was adjusted for the effect of depreciation and amortization of $16.3 million, amortization of deferred financing cost of $2.3 million and the amortization of drydock and special survey costs of $1.0 million. For the nine month period ended September 30, 2014, net loss was also adjusted for the effects of certain non-cash items, including depreciation and amortization of $14.6 million, amortization of deferred financing cost and bond premium of $0.6 million and the amortization of drydock and special survey costs of $1.0 million.

Amount due from related parties as of September 30, 2015 and December 31, 2014 was $2.2 million and $0, respectively, which represented the current account receivable from related parties and was mainly related to advance payment of management fees for our vessels. (See Note 9: Transactions with related parties.)

Amount due to related parties as of September 30, 2015 and December 31, 2014 was $0 and $0.7 million, respectively. (See Note 9: Transactions with related parties.)

Accounts receivable increased by $4.7 million from $0.7 million for the year ended December 31, 2014, to $5.4 million for the nine month period ended September 30, 2015 due to the increase in receivables due from charterers.

Accounts payable amounted to $1.2 million for each of the nine month period ended September 30, 2015 and for the year ended December 31, 2014.

Prepaid expenses and other current assets decreased by $0.2 million to $0 for the nine month period ended September 30, 2015, from $0.2 million on December 31, 2014.

Accrued expenses decreased by $3.6 million to $0.6 million for the nine month period ended September 30, 2015, from $4.2 million on December 31, 2014. The decrease for the nine month period ended September 30, 2015 was due to expenses paid primarily in connection with the IPO in November 2014.

Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the voyage or charter period. Deferred voyage revenue amounted to $1.9 million for each of the nine month period ended September 30, 2015 and for the year ended December 31, 2014.

Cash used in investing activities for the nine month period ended September 30, 2015 as compared to the nine month period ended September 30, 2014:

Net cash used in investing activities for the nine month period ended September 30, 2015 was $72.3 million, compared to $38.9 million net cash used in investing activities for the nine month period ended September 30, 2014. Net cash used in investing activities for the nine month period ended September 30, 2015 resulted from $72.3 million paid for the acquisition of vessels.

Net cash used in investing activities of $38.9 million for the nine month period ended September 30, 2014 was incurred due to cash remitted to Navios Acquisition.

Cash provided by financing activities for the nine month period ended September 30, 2015 as compared to the nine month period ended September 30, 2014:

Net cash provided by financing activities for the nine month period ended September 30, 2015 was $48.6 million, compared to $20.8 million net cash provided by financing activities for the nine month period ended September 30, 2014. Net cash provided by financing activities for the nine month period ended September 30, 2015 primarily resulted from: (a) $198.1 million proceeds from long term debt, net of deferred finance costs and discount; and (b) $0.6 million proceeds from issuance of general partner units, partially mitigated by: (i) $126.5 million loan repayment; (ii) $3.3 million of IPO expenses; and (iii) $20.2 million of dividend paid.

Net cash provided by financing activities for the nine month period ended September 30, 2014 was $20.8 million. Net cash provided by financing activities for the nine month period ended September 30, 2014 resulted primarily from net transactions with Navios Acquisition.

Reconciliation of EBITDA to Net Cash from Operating Activities, EBITDA, Operating Surplus and Available Cash for Distribution

	Three Month Period ended September 30, 2015 ($ ‘000) (unaudited)	Three Month Period ended September 30, 2014 ($ ‘000) (unaudited)	Nine Month Period ended September 30, 2015 ($ ‘000) (unaudited)	Nine Month Period ended September 30, 2014 ($ ‘000) (unaudited)
Net cash provided by operating activities	$6,393	$5,089	$24,110	$15,029
Net increase/(decrease) in operating assets	7,252	29	10,187	(62)
Net (increase)/ decrease in operating liabilities	(317)	211	3,232	(230)
Net interest cost	3,238	7,120	7,601	21,343
Amortization of deferred finance cost and bond premium	(357)	(190)	(2,321)	(554)
EBITDA	$16,209	$12,259	$42,809	$35,526
Net cash provided by operating activities	$6,393	$5,089	$24,110	$15,029
Net cash used in investing activities	$—	$(8,511)	$(72,252)	$(38,906)
Net cash (used in) / provided by financing activities	$(9,473)	$6,928	$48,610	$20,782

	Three Month Period ended September 30, 2015 ($ ‘000) (unaudited)	Nine Month Period ended September 30, 2015 ($ ‘000) (unaudited)
EBITDA	$16,209	$42,809
Cash interest paid	(2,881)	(5,256)
Maintenance and replacement capital expenditures	(3,591)	(8,093)
Operating Surplus	$9,737	$29,460
Cash distribution paid relating to the first six months	—	(16,401)
Cash reserves	(995)	(4,317)
Available cash for distribution	$8,742	$8,742

EBITDA

EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes.

EBITDA is presented because Navios Midstream believes that EBITDA is a basis upon which liquidity can be assessed and present useful information to investors regarding Navios Midstream’s ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

While EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

EBITDA increased by $4.0 million to $16.2 million for the three month period ended September 30, 2015, as compared to $12.3 million for the same period in 2014. The increase in EBITDA was due to a $6.3 million increase in revenue. The above increase was partially mitigated by a: (a) $1.7 million increase in management fees; (b) $0.5 million increase in general and administrative expenses; and (c) $0.1 million increase in time charter expenses.

EBITDA increased by $7.3 million to $42.8 million for the nine month period ended September 30, 2015, as compared to $35.5 million for the same period in 2014. The increase in EBITDA was due to a $10.0 million increase in revenue. The above increase was partially mitigated by a: (a) $1.7 million increase in management fees; and (b) $1.0 million increase in general and administrative expenses.

Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense and estimated maintenance and replacement capital expenditures. Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, Navios Midstream’s capital assets.

Operating Surplus is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

Available Cash

Available Cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by the board of directors to:

•	provide for the proper conduct of Navios Midstream’s business (including reserve for maintenance and replacement capital expenditures);

•	comply with applicable law, any of Navios Midstream’s debt instruments, or other agreements; or

•	provide funds for distributions to the unitholders and to the general partner for any one or more of the next four quarters;

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under any revolving credit or similar agreement used solely for working capital purposes or to pay distributions to partners.

Available Cash is a quantitative measure used in the publicly traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Available Cash is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

Borrowings

Navios Midstream’s long-term third party borrowings are reflected in its balance sheet as “Long-term debt”. As of September 30, 2015, the loan balance outstanding amounted to $204.5 million under the Term Loan B, discussed above. As of December 31, 2014, the loan balance outstanding amounted to $126.0 million, under the facility with Credit Suisse AG, discussed above. The current portion of long-term debt amounted to $2.1 million for the nine month period ended September 30, 2015 and $10.5 million for the year ended December 31, 2014.

Capital Expenditures

Maintenance for our vessels and expenses related to drydocking are paid to our Manager at cost under the Management Agreement.

Maintenance and replacement capital expenditures

Our partnership agreement requires our board of directors to deduct from operating surplus each quarter estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures, in order to reduce disparities in operating surplus caused by fluctuating maintenance and replacement capital expenditures, such as drydocking and vessel replacement. The actual cost of replacing the vessels in our fleet will depend on a number of factors, including prevailing market conditions, hire rates and the availability and cost of financing at the time of replacement. Our board of directors, with the approval of the conflicts committee, may determine that one or more of our assumptions should be revised, which could cause our board of directors to increase the amount of estimated maintenance and replacement capital expenditures. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units, which could be dilutive to our existing unitholders. We must make substantial capital expenditures to maintain the operating capacity of our fleet, which will reduce cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted.

Maintenance Capital Expenditures. Our estimated drydocking capital expenditure reserve for 2015 is expected to be approximately $2.0 million. The estimation is based on assumptions and estimates regarding the remaining useful lives of the vessels, a relative net investment rate, drydocking and special survey costs based on current industry data.

Replacement Capital Expenditures. Because of the substantial capital expenditures we are required to make to maintain our fleet over time, our estimated replacement capital expenditures for estimating maintenance and replacement capital expenditures is expected to be $9.7 million per year, for replacing vessels at the end of their useful lives. The future vessel replacement is based on assumptions and estimates regarding the remaining useful lives of the vessels, a relative net investment rate, vessel replacement values based on current market conditions and residual value of the vessels at the end of their useful lives based on current steel prices.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F. Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as of September 30, 2015:

	Payments due by period (Unaudited)
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(In thousands of U.S. dollars)
Loan obligations(1), (2)	$2,050	$6,150	$196,288	$—	$204,488
Total contractual obligations	$2,050	$6,150	$196,288	$—	$204,488

(1)	The amount identified does not include interest costs associated with the outstanding Term Loan B, which are based on LIBOR, plus the costs of complying with any applicable regulatory requirements and a margin of 4.50% per annum.
(2)	The amount identified excludes the discount associated with the outstanding Term Loan B.

Fleet Employment Profile

Set forth below are selected historical and statistical data of our fleet for each of the three and nine month periods ended September 30, 2015 and September 30, 2014 that we believe may be useful in better understanding our fleet’s financial position and results of operations.

	Three Month Period ended September 30, 2015 (unaudited)	Three Month Period ended September 30, 2014 (unaudited)	Nine Month Period ended September 30, 2015 (unaudited)	Nine Month Period ended September 30, 2014 (unaudited)
FLEET DATA
Available days(1)	489	368	1,239	1,092
Operating days(2)	488	368	1,238	1,090
Fleet utilization(3)	99.8%	100.0%	99.9%	99.8%

Vessels operating at period end	6	4	6	4
AVERAGE DAILY RESULTS
Time Charter Equivalent per day(4)	$45,432	$43,478	$45,917	$42,987

(1)	Available days: total calendar days the vessels were in Navios Midstream’s possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.
(2)	Operating days: the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization: the percentage of time that the Navios Midstream’s vessels were available for generating revenue, determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.
(4)	Time Charter Equivalent: (“TCE”): time charter revenues less time charter expenses during a relevant period divided by the number of available days during the period.

Cash Distribution Policy

Rationale for Our Cash Distribution Policy

Our cash distribution policy reflects a basic judgment that our unitholders will be better served by our distributing our cash available (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves) rather than retaining it. Because we believe we will generally finance any expansion capital expenditures from external financing sources, we believe that our investors are best served by our distributing all of our available cash. Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves).

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time.

Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations.

Minimum Quarterly Distribution

The amount of the minimum quarterly distribution is $0.4125 per unit, or $1.65 per unit per year. The amount of available cash from operating surplus, which we also refer to as cash available for distributions, needed to pay the minimum quarterly distribution on all of the common units and subordinated units and the 2.0% general partner interest to be outstanding as of September 30, 2015 for one quarter and for four quarters will be approximately:

	Number of Units	Distributions
		One Quarter	Four Quarters
Common units	9,342,692	$3,853,860	$15,415,442
Subordinated units Series A	1,592,920	657,080	2,628,318
Subordinated units	9,342,692	3,853,860	15,415,442
General Partner interest(1)	413,843	170,710	682,841
Total	20,692,147	$8,535,510	$34,142,043

(1)	The number of general partner units is determined by multiplying the total number of units deemed to be outstanding (i.e. the total number of common and subordinated units outstanding) by the general partner’s 2.0% general partner interest.

Our board of directors adopted a policy pursuant to which we pay an initial quarterly distribution of $0.4125 per unit for each complete quarter. Beginning with the quarter ended December 31, 2014, we distributed, within 45 days after the end of each quarter, all of our available cash to unitholders of record on the applicable record date. We adjusted our first distribution to $0.1973 per unit for the period from the closing of the offering on November 18, 2014 through December 31, 2014 based on the actual length of the period.

During the subordination periods of the subordinated units and the subordinated Series A Units, before we make any quarterly distributions to subordinated unitholders, our common unitholders are entitled to receive payment of the full minimum quarterly distribution plus any arrearages in distributions from prior quarters. The amount of the minimum quarterly distribution is $0.4125 per unit, or $1.65 per unit per year. We cannot guarantee, however, that we will pay the minimum quarterly distribution or any amount on the common units in any quarter. The amount of distributions paid under our policy and the decision to make any distribution is determined by our Board of Directors, taking into consideration the terms of our partnership agreement. We are prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default exists, under our existing and future indebtedness.

In general, our general partner is entitled to 2.0% of all distributions that we make prior to our liquidation. The general partner’s initial 2.0% interest in these distributions, however, may be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its initial 2.0% general partner interest. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current general partner interest.

On January 23, 2015, the Board of Directors of Navios Midstream authorized its quarterly cash distribution for the period November 18, 2014 to December 31, 2014 of $0.1973 per unit. The distribution was paid on February 12, 2015 to all holders of record of common, subordinated and general partner units on February 9, 2015. The aggregate amount of the declared distribution was $3.8 million.

On April 24, 2015, the Board of Directors of Navios Midstream authorized its quarterly cash distribution for the three month period ended March 31, 2015 of $0.4125 per unit. The distribution was paid on May 12, 2015 to all holders of record of common, subordinated and general partner units on May 6, 2015. The aggregate amount of the declared distribution was $7.9 million.

On July 22, 2015, the Board of Directors of Navios Midstream authorized its quarterly cash distribution for the three month period ended June 30, 2015 of $0.4125 per unit. The distribution was paid on August 12, 2015 to all holders of record of common, subordinated, Series A Units and general partner units on August 6, 2015. The aggregate amount of the declared distribution was anticipated to be $8.5 million.

On October 19, 2015, the Board of Directors of Navios Midstream authorized its quarterly cash distribution for the three month period ended September 30, 2015 of $0.4225 per unit. The distribution is payable on November 13, 2015 to all holders of record of common, subordinated, Series A Units and general partner units on November 11, 2015. The aggregate amount of the declared distribution is anticipated to be $8.7 million.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement.

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders and our general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders and our general partner in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner assume that our general partner maintains its 2.0% general partner interest and assume our general partner has not transferred the incentive distribution rights.

	Total Quarterly Distribution Total Amount	Marginal Percentage Interest in Distributions
		Unitholders	General Partner	Holders of IDRs
Minimum Quarterly Distribution	$0.4125	98.0%	2.0%	0%
First Target Distribution	up to $0.4744	98.0%	2.0%	0%
Second Target Distribution	above $0.4744 up to $0.5156	85.0%	2.0%	13.0%
Third Target Distribution	above $0.5156 up to $0.6188	75.0%	2.0%	23.0%
Thereafter	above $0.6188	50.0%	2.0%	48.0%

Related Party Transactions

Management fees: On November 18, 2014, Navios Midstream entered into a new Management Agreement with the Manager pursuant to which the Manager provides commercial and technical management services to Navios Midstream’s vessels for a daily fee of $9,500 per VLCC tanker vessel for the first two years.

Management fees for the three and nine month periods ended September 30, 2015 amounted to $5.2 million and $12.4 million, respectively. Management fees for the three and nine month periods ended September 30, 2014, amounted to $3.5 million and $10.7 million, respectively.

General and administrative expenses: On November 18, 2014, Navios Midstream entered into a new Administrative Services Agreement with the Manager, expiring on November 18, 2019, pursuant to which the Manager provides certain administrative management services to Navios Midstream which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with providing these services.

For each of the three and nine month periods ended September 30, 2015, the expense arising from the administrative services rendered by the Manager to the Company’s vessels amounted to $0.3 million and $0.7 million, respectively. For each of the three and nine month periods ended September 30, 2014, the expense arising from the administrative services rendered by the Manager to the Company’s vessels amounted to $0.2 million and $0.6 million, respectively.

Balances due from / to related parties: Amounts due from related parties amounting to $2.3 million as of September 30, 2015, mainly related to advance payments of management fees to Navios Holdings for managing our vessels. As of December 31, 2014, there were no amounts due from Navios Holdings.

Balances due to related parties relate to amounts due to Navios Holdings and its subsidiaries, as well as, Navios Acquisition. Amounts due to Navios Acquisition as of September 30, 2015 and December 31, 2014 were $0.1 million and $0.7 million, respectively. As of December 31, 2014, the amount due to Navios Holdings was $0.1 million.

Omnibus Agreement: On November 18, 2014, Navios Midstream entered into an omnibus agreement, with Navios Acquisition, Navios Holdings and Navios Maritime Partners L.P. (“Navios Partners”) in connection with the Navios Midstream IPO, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliates generally have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliates to compete with Navios Midstream under specified circumstances.

Under the omnibus agreement, Navios Midstream and its subsidiaries granted to Navios Acquisition a right of first offer on any proposed sale, transfer or other disposition of any of its VLCCs or any crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers and related charters owned or acquired by Navios Midstream. Likewise, Navios Acquisition granted a similar right of first offer to Navios Midstream for any of the VLCCs, crude oil tanker, refined petroleum product tanker, LPG tanker or chemical tanker under charter for five or more years it might own. These rights of first offer will not apply to a (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a charter party or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third-party.

Backstop Agreements: On November 18, 2014, Navios Acquisition entered into backstop agreements with Navios Midstream. In accordance with the terms of the backstop agreements, Navios Acquisition has provided a backstop commitment to charter–in the Shinyo Ocean and the Shinyo Kannika for a two-year period as of their scheduled redelivery at the currently contracted rate if the market charter rate is lower than the currently contracted rate. Further, Navios Acquisition has provided a backstop commitment to charter-in the Nave Celeste for a two-year period as of its scheduled redelivery, at the net time charter-out rate per day (net of commissions) of $35,000 if the market charter rate is lower than the charter-out rate of $35,000. Navios Acquisition has also provided a backstop commitment to charter-in the option vessels, the Nave Galactic and the Nave Quasar for a four-year period as of their scheduled redelivery, at the net time charter-out rate per day (net of commissions) of $35,000 if the market charter rate is lower than the charter-out rate of $35,000. Conversely, if market charter rates are higher during the backstop period, such vessels will be chartered out to third-party charterers at prevailing market rates and Navios Acquisition’s backstop commitment will not be triggered. The backstop commitment does not include any profit sharing.

Option to Purchase General Partner Interest: Navios Holdings has a ten-year option to purchase a minimum of 25% of the general partner interest held by the general partner, the incentive distribution rights held by the general partner and/or the membership interests in the general partner from Navios Acquisition, each at fair market value. The option expires on November 18, 2024.

Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollar are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized. Expenses incurred in foreign currencies against which the U.S. Dollar falls in value can increase thereby decreasing our income or vice versa if the U.S. dollar increases in value.

Interest Rate Risk

Borrowings under our Term B Loan bear interest at rates based on a premium over U.S. $ LIBOR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the nine month period ended September 30, 2015 we paid interest on our outstanding debt at a weighted average interest rate of 4.40%. A 1% increase in LIBOR would have increased our interest expense for the nine month period ended September 30, 2015 by $1.2 million. For the nine month period ended September 30, 2014 we were not exposed to the interest rate risk.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history. For the nine month period ended September 30, 2015, customers representing 10% or more of total revenue were Cosco Dalian and Formosa Petrochemical, which accounted for 74.1% and 18.7%, respectively. For the year ended December 31, 2014, customers representing 10% or more of total revenue were Cosco Dalian and Formosa Petrochemical, which accounted for 77.9% and 22.1%, respectively.

Inflation

Inflation has had a minimal impact on vessel operating expenses and general and administrative expenses. Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

Recent Accounting Pronouncements

In April 2015, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-03 – Interest – Imputation of Interest to simplify the presentation of debt issuance costs. Current guidance generally requires entities to capitalize costs paid to third parties that are directly related to issuing debt and that otherwise would not be incurred and present those amounts separately as deferred charges (i.e. assets). However, the discount or premium resulting from the difference between the net proceeds received upon debt issuance and the amount payable at maturity is presented as a direct deduction from or an addition to the face amount of the debt. The new guidance simplifies financial reporting by eliminating the different presentation requirements for debt issuance costs and debt discounts or premiums. Presenting debt issuance costs as assets is inconsistent with FASB Concepts Statement No. 6, Elements of Financial Statements, which states that debt issuance costs cannot be assets because they provide no future economic benefit. The guidance is effective for public business entities for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Upon adoption, an entity must apply the new guidance retrospectively to all prior periods presented in the financial statements. Early adoption is permitted.

The Company adopted the new guidance effective for the financial statements for the fiscal year ending December 31, 2015 and interim period within this fiscal year and thus presents deferred finance costs, net of accumulated amortization, as a reduction of long term debt. In order to conform with the current period presentation, the Company has eliminated Deferred finance costs, net and has decreased the amount of Current portion of long term debt by $0.5 million and the amount of Long term debt by $1.4 million on the consolidated balance sheet as of December 31, 2014. This reclassification has no impact on the Company’s results of operations, cash flows and net assets for any period.

In August 2014, the FASB issued ASU No. 2014-15 – Presentation of Financial Statements – Going Concern. ASU 2014-15 provides guidance about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 requires an entity’s management to evaluate at each reporting period based on the relevant conditions and events that are known at the date of financial statements are issued, whether there are conditions or events, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued and to disclose the necessary information. ASU 2014-15 is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The adoption of the new standard is not expected to have an impact on the Company’s results of operations, financial position or cash flows.

Critical Accounting Policies

Our interim condensed consolidated and combined financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. For a description of all of our significant accounting policies, see Note 2 to the Notes to the consolidated and combined financial statements, included in the Annual Report on Form 20-F for the year ended December 31, 2014.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

CONDENSED CONSOLIDATED BALANCE SHEETS AT SEPTEMBER 30, 2015 (UNAUDITED) AND DECEMBER 31, 2014	F-2
UNAUDITED CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2015 AND 2014	F-3
UNAUDITED CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2015 AND 2014	F-4
UNAUDITED CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL AND OWNER’S NET INVESTMENT FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2015 AND 2014	F-5
CONDENSED NOTES TO THE CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS (UNAUDITED)	F-6

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars except unit amounts)

	Notes	September 30, 2015 (unaudited)	December 31, 2014
ASSETS
Current assets
Cash and cash equivalents	3	$31,345	$30,877
Accounts receivable, net		5,370	653
Due from related parties		2,306	—
Prepaid expenses and other current assets		44	212
Total current assets		39,065	31,742
Vessels, net	4	405,737	320,229
Intangible assets	5	29,272	31,736
Deferred dry dock and special survey costs, net		6,644	1,955
Total non-current assets		441,653	353,920
Total assets		$480,718	$385,662
LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable		$1,206	$1,243
Accrued expenses	6	596	4,174
Due to related parties	9	87	736
Deferred revenue		1,931	1,938
Current portion of long-term debt, net of deferred finance costs and discount	7	640	10,022
Total current liabilities		4,460	18,113
Long Term Debt, net of current portion, net of deferred finance costs and discount	7	197,336	114,065
Total non-current liabilities		197,336	114,065
Total liabilities		$201,796	$132,178
Commitments and contingencies	10	—	—
Total partners’ capital		—	—
Common Unitholders (9,342,692 units issued and outstanding at September 30, 2015 and December 31, 2014)		126,141	127,350
Subordinated Series A Unitholders (1,592,920 units issued and outstanding at September 30, 2015 and none at December 31, 2014)		27,349	—
Subordinated Unitholders (9,342,692 units issued and outstanding at September 30, 2015 and December 31, 2014)		119,978	121,187
General Partner (413,843 units issued and outstanding at September 30, 2015 and 381,334 issued and outstanding at December 31, 2014)		5,454	4,947
Total partners’ capital		278,922	253,484
Total liabilities and partners’ capital		$480,718	$385,662

See unaudited condensed notes to the condensed consolidated and combined financial statements.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. Dollars, except unit and per unit data)

	Notes	Three Month Period ended September 30, 2015 (unaudited)	Three Month Period ended September 30, 2014 (unaudited)	Nine Month Period ended September 30, 2015 (unaudited)	Nine Month Period ended September 30, 2014 (unaudited)
Revenue		$22,473	$16,174	$57,526	$47,526
Time charter expenses		(247)	(170)	(624)	(579)
Direct vessel expenses		(373)	(289)	(951)	(994)
Management fees (entirely through related party transactions)	9	(5,244)	(3,496)	(12,369)	(10,670)
General and administrative expenses	9	(773)	(254)	(1,790)	(756)
Depreciation and amortization	4, 5	(6,366)	(4,877)	(16,319)	(14,632)
Interest expenses and finance cost	7	(3,238)	(7,120)	(7,601)	(21,343)
Other income, net		—	5	66	5
Net income/ (loss)		$6,232	$(27)	$17,938	$(1,443)
Net income		$6,232		$17,938
Earnings per unit (basic and diluted)
Common unitholders:		$0.30		$0.89
Subordinated Series A unitholders:		$0.30		$1.46
Subordinated unitholders:		$0.30		$0.89

See unaudited condensed notes to the condensed consolidated and combined financial statements.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Notes	Nine Month Period Ended September 30, 2015 (unaudited)	Nine Month Period Ended September 30, 2014 (unaudited)
OPERATING ACTIVITIES
Net income/ (loss)		$17,938	$(1,443)
Adjustments to reconcile net income/ (loss) to net cash provided by operating activities:
Depreciation and amortization	4,5	16,319	14,632
Amortization of deferred finance fees and bond premium		2,321	554
Amortization of dry dock and special survey costs		951	994
Changes in operating assets and liabilities:
Decrease in prepaid expenses and other current assets		168	128
Payment for Drydocking		(5,638)	—
Increase in accounts receivable		(4,717)	(66)
Increase / (decrease) in accounts payable		484	(112)
(Decrease) in accrued expenses	6	(1,098)	(25)
(Decrease)/ increase in due to/ from related parties	9	(2,611)	367
Decrease in deferred revenue		(7)	—
Net cash provided by operating activities		$24,110	$15,029
INVESTING ACTIVITIES
Acquisition of vessels		(72,252)	—
Increase in due from related parties		—	(38,906)
Net cash used in investing activities		$(72,252)	$(38,906)
FINANCING ACTIVITIES
Proceeds from Long term debt, net of deferred finance costs and discount		198,081	—
Loan repayment		(126,513)	—
IPO expenses		(3,347)	—
Dividend paid		(20,162)	—
Proceeds from issuance of general partner units		551	—
Owner’s net investment		—	20,782
Net cash provided by financing activities		$48,610	$20,782
Net increase/ (decrease) in cash and cash equivalents		468	(3,095)
Cash and cash equivalents, beginning of year		$30,877	$9,152
Cash and cash equivalents, end of year		$31,345	$6,057
Supplemental disclosures of cash flow information
Cash interest paid		$5,256	$14,008

See unaudited condensed notes to the condensed consolidated and combined financial statements.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL AND OWNER’S NET INVESTMENT

(Expressed in thousands of U.S. Dollars except unit data)

			Limited Partners				Subordinated Series A Unitholders		Total Partners’ Capital	Owners’ Net Investment	Total
	General Partner		Common Unitholders		Subordinated Unitholders
	Units	$	Units	$	Units	$	Units	$	$	$	$
Combined Balance December 31, 2013	—	—	—	—	—	—	—	—	—	$84,712	$84,712
Net loss	—	—	—	—	—	—	—	—	—	(1,443)	(1,443)
Net transactions with owners	—	—	—	—	—	—	—	—	—	20,782	20,782
Combined Balance September 30, 2014	—	—	—	—	—	—	—	—	—	$104,051	$104,051
Consolidated Balance December 31, 2014	381,334	$4,947	9,342,692	$127,350	9,342,692	$121,187	—	$—	$253,484	$—	$253,484
Net Income	—	$359	—	$8,342	—	$8,342	—	$895	$17,938	$—	$17,938
Issuance of subordinated Series A Units and general partner units	32,509	$551	—	$—	—	$—	1,593	$27,111	$27,662	—	$27,662
Cash distribution	—	$(403)	—	$(9,551)	—	$(9,551)	—	$(657)	$(20,162)	$—	$(20,162)
Consolidated Balance September 30, 2015	413,843	$5,454	9,342,692	$126,141	9,342,692	$119,978	1,593	$27,349	$278,922	$—	$278,922

See unaudited condensed notes to the condensed consolidated and combined financial statements.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 1: DESCRIPTION OF BUSINESS

Navios Maritime Midstream Partners L.P. (“Navios Midstream”, the “Company” or the “Partnership”) (NYSE: NAP), was formed in The Republic of the Marshall Islands on October 13, 2014. Navios Maritime Midstream Partners GP LLC (the “General Partner”), a Marshall Islands limited liability company and wholly-owned subsidiary of Navios Maritime Acquisition Corporation (“Navios Acquisition”), was also formed on that date to act as the General Partner of Navios Midstream and receive a 2.0% general partner interest.

In connection with the initial public offering (“IPO”) of Navios Midstream in November 2014, Navios Midstream acquired all of the outstanding shares of capital stock of four of Navios Acquisition’s vessel-owning subsidiaries (Shinyo Ocean Limited, Shinyo Kannika Limited, Shinyo Kieran Limited and Shinyo Saowalak Limited) in exchange for: (i) all of the estimated net proceeds from the IPO amounting to $110,403; (ii) $104,451 of the $126,000 borrowings under Navios Midstream’s new credit facility; (iii) 9,342,692 subordinated units and 1,242,692 common units; and (iv) 381,334 general partner units, representing a 2.0% general partner interest in Navios Midstream, and all of the incentive distribution rights in Navios Midstream, to our General Partner.

Following the completion of the IPO, Navios Acquisition owned a 2.0% general partner interest in Navios Midstream through the General Partner and a 55.5% limited partnership interest through the ownership of subordinated units (49%) and through common units (6.5%) based on all outstanding common, subordinated and general partner units.

On or prior to the closing of the IPO, Navios Midstream entered into the following agreements: a) a share purchase agreement with Navios Acquisition pursuant to which Navios Midstream will have options, exercisable at any time during a two-year period, to acquire the capital stock of up to seven of its subsidiaries that own seven VLCCs and the related time charters; b) a management agreement (the “Management Agreement”) with Navios Tankers Management Inc. (the “Manager”), a subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”), pursuant to which the Manager provides Navios Midstream commercial and technical management services; c) an administrative services agreement (the “Administrative Services Agreement”) with the Manager pursuant to which the Manager provides Navios Midstream administrative services; and d) an omnibus agreement with Navios Holdings, Navios Acquisition, Navios Maritime Partners L.P. (“Navios Partners”) and the General Partner governing, among other things, when Navios Midstream, Navios Holdings, Navios Acquisition and Navios Partners may compete against each other as well as rights of first offer on VLCCs, crude oil tankers, refined petroleum product tankers, chemical tankers and LPG tankers.

In June 2015, Navios Midstream exercised its option to acquire the shares of the vessel-owning subsidiaries of the Nave Celeste and the C. Dream from Navios Acquisition for an aggregate purchase price of $100,000. The aggregate purchase price consisted of the issuance of 1,592,920 subordinated series A units (the “Series A Units”), issued to Navios Acquisition, and $73,000 cash consideration.

Upon the expiration of such subordination period in June 2018, the Series A Units will automatically convert into common units.

On June 18, 2015, Navios Midstream issued 32,509 additional general partner units to the General Partner, in order the General Partner to maintain its 2% general partnership interest. The net proceeds from the issuance of the general partnership units were $551.

As of September 30, 2015, there were outstanding: 9,342,692 common units, 9,342,692 subordinated units, 1,592,920 Series A subordinated units and 413,843 general partnership units. As of September 30, 2015, Navios Acquisition owned a 60.85% limited partner interest in Navios Midstream, which included a 2.0% general partner interest.

Navios Midstream’s principal activity is to own, operate and acquire crude oil tankers under long-term employment contracts as well as refined petroleum product tankers, chemical tankers, and liquefied petroleum gas, or LPG, tankers under long-term employment contracts. The Company intends to charter the vessels under long-term employment contracts to international oil companies, refiners, and large vessel operators.

As of September 30, 2015, the Company owned six VLCC tanker vessels.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a) Basis of presentation: The accompanying interim condensed consolidated and combined financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Midstream’s condensed consolidated and combined financial position, statements of operations and cash flows for the periods presented. Adjustments consist of normal, recurring entries. The yearend condensed balance sheet data was derived from audited financial statements, but does not include all disclosure required by accounting principles generally accepted in the United States of America (“GAAP”). The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under GAAP for complete financial statements. These interim financial statements should be read in conjunction with the Company’s consolidated and combined financial statements and notes included in Navios Midstream’s 2014 Annual Report filed on Form 20-F with the Securities and Exchange Commission (“SEC”).

(b) Principles of consolidation: The accompanying interim condensed consolidated and combined financial statements include the accounts of Navios Midstream, a Marshall Islands corporation, and its subsidiaries that are all 100% owned. All significant intercompany balances and transactions have been eliminated in the condensed consolidated statements.

As of September 30, 2015, the entities included in these condensed consolidated and combined financial statements were:

Company name	Vessel name	Country of incorporation	2015	2014
Navios Maritime Midstream Operating LLC	N/A	Marshall Islands	1/1-9/30	—
Navios Maritime Midstream Partners L.P.	N/A	Marshall Islands	1/1-9/30	—
Navios Maritime Midstream Finance (US) Inc.	N/A	Delaware	6/4-9/30	—
Shinyo Kannika Limited	Shinyo Kannika	Hong Kong	1/1-9/30	1/1-9/30
Shinyo Ocean Limited	Shinyo Ocean	Hong Kong	1/1-9/30	1/1-9/30
Shinyo Saowalak Limited	Shinyo Saowalak	British Virgin Is.	1/1-9/30	1/1-9/30
Shinyo Kieran Limited	Shinyo Kieran	British Virgin Is.	1/1-9/30	1/1-9/30
Shinyo Dream Limited	C. Dream	Hong Kong	6/18-9/30	—
Sikinos Shipping Corporation	Nave Celeste	Marshall Islands	6/18-9/30	—

Recent Accounting Pronouncements

In April 2015, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-03 – Interest – Imputation of Interest to simplify the presentation of debt issuance costs. Current guidance generally requires entities to capitalize costs paid to third parties that are directly related to issuing debt and that otherwise wouldn’t be incurred and present those amounts separately as deferred charges (i.e. assets). However, the discount or premium resulting from the difference between the net proceeds received upon debt issuance and the amount payable at maturity is presented as a direct deduction from or an addition to the face amount of the debt. The new guidance simplifies financial reporting by eliminating the different presentation requirements for debt issuance costs and debt discounts or premiums. Presenting debt issuance costs as assets is inconsistent with FASB Concepts Statement No. 6, Elements of Financial Statements, which states that debt issuance costs cannot be assets because they provide no future economic benefit. Current guidance also conflicts with IFRS, which requires transaction costs, including third-party costs and creditor fees, to be deducted from the carrying value of the financial liability and not recorded as a separate asset.

The guidance is effective for public business entities for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Upon adoption, an entity must apply the new guidance retrospectively to all prior periods presented in the financial statements. Early adoption is permitted.

The Company adopted the new guidance effective for the financial statements for the fiscal year ending December 31, 2015 and interim period within this fiscal year and thus presents deferred finance costs, net of accumulated amortization, as a reduction of long term debt. In order to conform with the current period presentation, the Company has eliminated Deferred finance costs, net and has decreased the amount of Current portion of long term debt by $482 and the amount of Long term debt by $1,431 on the consolidated balance sheet as of December 31, 2014. This reclassification has no impact on the Company’s results of operations, cash flows and net assets for any period.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

In August 2014, the FASB issued ASU No. 2014-15 – Presentation of Financial Statements – Going Concern. ASU 2014-15 provides guidance about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 requires an entity’s management to evaluate at each reporting period based on the relevant conditions and events that are known at the date of financial statements are issued, whether there are conditions or events, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued and to disclose the necessary information. ASU 2014-15 is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The adoption of the new standard is not expected to have an impact on the Company’s results of operations, financial position or cash flows.

NOTE 3: CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following:

	September 30, 2015	December 31, 2014
Cash at banks	$31,230	$27,864
Short-term deposits	115	3,013
Total cash and cash equivalents	$31,345	$30,877

The bank accounts are legally owned by the entities referenced in Note 1.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. The Company does maintain cash deposits and equivalents in excess of government-provided insurance limits. The Company also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

NOTE 4: VESSELS, NET

	Cost	Accumulated Depreciation	Net Book Value
Balance at December 31, 2013	$387,777	$(51,325)	$336,452
Additions	—	(16,223)	(16,223)
Balance at December 31, 2014	$387,777	$(67,548)	$320,229
Additions	99,363	(13,855)	85,508
Balance at September 30, 2015	$487,140	$(81,403)	$405,737

In June 2015, Navios Midstream exercised its option to acquire the shares of the vessel-owning subsidiaries of the Nave Celeste and the C. Dream from Navios Acquisition for an aggregate purchase price of $100,000. The aggregate purchase price consisted of the issuance 1,592,920 of Series A Units, issued to Navios Acquisition, and $73,000 cash consideration.

The purchase price of the Nave Celeste consisted of 884,956 Series A Units issued to Navios Acquisition, valued at $15,062 and cash of $42,000. The purchase price of the C. Dream consisted of 707,964 Series A units issued to Navios Acquisition, and cash of $31,000. The number of Series A Units issued was calculated based on a price of $16.95 per unit, which was the volume weighted average trading price of the common units for the twenty business days immediately prior to the date of the acquisition. For accounting purposes, the Series A Units were valued based on the closing price of the common units on the day of the transaction, which was $17.02 per common unit. The additional capitalized costs for each of the Nave Celeste and C. Dream amounted to $125. The working capital acquired for the Nave Celeste and the C. Dream was $587 and $(1,586), respectively.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

For each of the Nave Celeste and the C. Dream purchased from Navios Acquisition, the acquisition of such vessel was effected through the acquisition of all of the capital stock of the vessel-owning companies, which held the ownership and other contractual rights and obligations related to each of the acquired vessels, including the vessel and a charter-out contract. Management accounted for each acquisition as an asset acquisition under ASC 805. At the transaction date, the purchase price approximated the fair value of the assets acquired, which was determined based on a combination of methodologies including discounted cash flow analyses and independent valuation analyses.

NOTE 5: INTANGIBLE ASSETS

Intangible assets as of September 30, 2015 and December 31, 2014 consisted of the following:

Favorable lease terms	Cost	Accumulated Amortization	Net Book Value
Balance at December 31, 2013	$44,877	$(9,855)	$35,022
Additions	—	(3,286)	(3,286)
Balance at December 31, 2014	$44,877	$(13,141)	$31,736
Additions	—	(2,464)	(2,464)
Balance at September 30, 2015	$44,877	$(15,605)	$29,272

Amortization expense of favorable lease terms for the three and nine month periods ended September 30, 2015 and 2014 is presented in the following table:

	Three Month Period Ended		Nine Month Period Ended
	September 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
Favorable lease terms charter-out	$(822)	$(822)	$(2,464)	$(2,464)
Total	$(822)	$(822)	$(2,464)	$(2,464)

The aggregate amortizations of intangible assets will be as follows:

Description	Within One Year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Favorable lease terms	$3,286	$2,965	$2,811	$2,811	$2,811	$14,588	$29,272
Total	$3,286	$2,965	$2,811	$2,811	$2,811	$14,588	$29,272

Intangible assets subject to amortization are amortized using the straight-line method over their estimated useful lives to their estimated residual value of zero. Intangible assets are amortized over the contract periods, which ranged from 6.34 to 15.00 years at inception.

NOTE 6: ACCRUED EXPENSES

Accrued expenses as of September 30, 2015 and December 31, 2014 consisted of the following:

	September 30, 2015	December 31, 2014
Accrued voyage expenses	$113	$194
Accrued loan interest	407	486
Accrued legal and professional fees	76	3,494
Total accrued expenses	$596	$4,174

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 7: LONG-TERM DEBT

Long-term debt consisted of the following:

	September 30, 2015	December 31, 2014
Term Loan B	204,488	—
Credit facility	—	126,000
Less deferred finance costs, net	(4,583)	(1,913)
Total long term debt	199,905	124,087
Less unamortized discount	(1,929)	—
Less current portion, net of deferred finance cost	(640)	(10,022)
Total Long Term Debt, net of current portion and net of deferred finance costs	$197,336	$114,065

Credit Suisse AG: Navios Midstream entered a loan agreement dated November 13, 2014, with Credit Suisse AG of up to $126,000 in connection with the IPO. The facility was repayable in 20 equal quarterly installments of $2,626 each with a final balloon payment of $73,481 to be repaid on the last repayment date. The repayment of each advance started three months after the completion of the IPO. It bore interest at a rate of LIBOR plus 300 bps. The credit facility also required compliance with certain financial covenants which included (i) loan-to-value ratio covenants, based on charter-free valuations, (ii) minimum liquidity, (iii) EBITDA to interest ratio, and (iv) net worth. In June 2015 the Company fully prepaid the outstanding balance under this loan facility. The repayment of Credit Facility was accounted for as a debt extinguishment in accordance with ASC470 Debt and the remaining unamortized balance of $1,685 was written-off from the deferred financing fees.

Term Loan B: On June 18, 2015, Navios Midstream and Navios Finance, as co-borrowers, completed the issuance of the $205,000 Term Loan B. The Term Loan B is set to mature on June 18, 2020 and is repayable in equal quarterly installments of 0.25% of the initial principal amount of the Term Loan B, beginning on September 18, 2015, with a final payment of the aggregate principal amount of the Term Loan B, plus accrued and unpaid interest, due on the maturity. The Term Loan B bears interest at LIBOR plus 4.50% per annum.

The Term Loan B requires maintenance of a loan to value ratio of no greater than 0.85 to 1.0 and a minimum interest coverage ratio of at least 3.75 to 1.0, and other restrictive covenants including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan B also provides for excess cash flow prepayments and customary events of default.

Amounts drawn under the facilities are secured by first preferred mortgages on Navios Midstream’s vessels and other collateral and are guaranteed by each vessel-owning subsidiary.

Navios Midstream was in compliance with the covenants set forth in the Term Loan B as of September 30, 2015.

As of September 30, 2015, a balance of $204,488 was outstanding under the Term Loan B. The weighted average interest rate for the nine month periods ended September 30, 2015 and 2014 was 4.40% and 8.1%, respectively.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 8: FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Long-term debt: The carrying amount of the floating rate loan approximates its fair value.

Term Loan B: The fair value of the Company’s debt is estimated based on quoted broker prices.

The fair value hierarchy is explained as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level 3 inputs as of September 30, 2015 or December 31, 2014.

	September 30, 2015		December 31, 2014
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$31,345	$31,345	$30,877	$30,877
Term Loan B, net of unamortized discount	$199,905	$203,977	$—	$—
Other long-term debt, net of deferred finance costs	$—	$—	$124,087	$124,087

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level 3 inputs as of September 30, 2015 or December 31, 2014.

Fair Value Measurements at September 30, 2015 Using
	Total	Level I	Level II	Level III
Cash and cash equivalents	$31,345	$31,345	$—	$—
Term Loan B, net of unamortized discount	$203,977	$—	$203,977	$—

Fair Value Measurements at December 31, 2014 Using
	Total	Level I	Level II	Level III
Cash and cash equivalents	$30,877	$30,877	$—	$—
Other long-term debt, net of deferred finance costs	$124,087	$—	$124,087	$—

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 9: TRANSACTIONS WITH RELATED PARTIES

Management fees: On November 18, 2014, the Company entered into a Management Agreement with the Manager pursuant to which the Manager provides commercial and technical management services to Navios Midstream’s vessels for a daily fee of $9.5 per VLCC tanker vessel that has been fixed for the first two years. Total management fees for each of the three and nine month periods ended September 30, 2015 amounted to $5,244 and $12,369, respectively. Total management fees for each of the three and nine month periods ended September 30, 2014 amounted to $3,496 and $10,670, respectively.

General and administrative expenses: On November 18, 2014, Navios Midstream entered into a new Administrative Services Agreement with the Manager, expiring on November 18, 2019, pursuant to which the Manager provides certain administrative management services to Navios Midstream which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. The Manager is reimbursed for reasonable costs and expenses.

For each of the three and nine month periods ended September 30, 2015, the expense arising from the administrative services rendered by the Manager to the Company’s vessels amounted to $300 and $714, respectively. For each of the three and nine month periods ended September 30, 2014, the expense arising from the administrative services rendered by the Manager to the Company’s vessels amounted to $200 and $600, respectively.

Balances due from / to related parties: Amounts due from related parties as of September 30, 2015, were $2,306 and mainly related to advance payments of management fees to Navios Holdings for managing our vessels. As of December 31, 2014, there were no amounts due from Navios Holdings.

Balances due to related parties relate to amounts due to Navios Holdings and its subsidiaries, as well as, Navios Acquisition. Amounts due to Navios Acquisition as of September 30, 2015 and December 31, 2014 were $87 and $674, respectively, whereas as of December 31, 2014, there was an amount due to Navios Holdings of $62.

Omnibus Agreement: On November 18, 2014, Navios Midstream entered into an omnibus agreement, with Navios Acquisition, Navios Holdings and Navios Partners in connection with the Navios Midstream IPO, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliates generally have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliates to compete with Navios Midstream under specified circumstances.

Under the omnibus agreement, Navios Midstream and its subsidiaries granted to Navios Acquisition a right of first offer on any proposed sale, transfer or other disposition of any of its VLCCs or any crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers and related charters owned or acquired by Navios Midstream. Likewise, Navios Acquisition granted a similar right of first offer to Navios Midstream for any of the VLCCs, crude oil tanker, refined petroleum product tanker, LPG tanker or chemical tanker under charter for five or more years it might own. These rights of first offer will not apply to a (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a charter party or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third-party.

Backstop Agreements: On November 18, 2014, Navios Acquisition entered into backstop agreements with Navios Midstream. In accordance with the terms of the backstop agreements, Navios Acquisition has provided a backstop commitment to charter–in the Shinyo Ocean and the Shinyo Kannika for a two-year period as of their scheduled redelivery at the currently contracted rate if the market charter rate is lower than the currently contracted rate. Further, Navios Acquisition has provided a backstop commitment to charter-in the Nave Celeste for a two-year period as of its scheduled redelivery, at the net time charter-out rate per day (net of commissions) of $35 if the market charter rate is lower than the charter-out rate of $35. Navios Acquisition has also provided a backstop commitment to charter-in the option vessels, the Nave Galactic and the Nave Quasar for a four-year period as of their scheduled redelivery, at the net time charter-out rate per day (net of commissions) of $35 if the market charter rate is lower than the charter-out rate of $35. Conversely, if market charter rates are higher during the backstop period, such vessels will be chartered out to third-party charterers at prevailing market rates and Navios Acquisition’s backstop commitment will not be triggered. The backstop commitment does not include any profit sharing.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Option to Purchase General Partner Interest: Navios Holdings has a ten-year option to purchase a minimum of 25% of the general partner interest held by the general partner, the incentive distribution rights held by the general partner and/or the membership interests in the general partner from Navios Acquisition, each at fair market value. The option expires on November 18, 2024.

Option Vessels: On November 18, 2014, Navios Midstream entered into a share purchase agreement with Navios Acquisition, pursuant to which Navios Midstream will have options, that are exercisable through November 18, 2016, to acquire the capital stock of up to seven vessel-owning subsidiaries of Navios Acquisition that own seven VLCC vessels and the related time charters. In June 2015, Navios Midstream exercised its option and acquired two of the seven vessels, the Nave Celeste and the C. Dream and holds options to acquire the capital stock for five vessel-owning subsidiaries of Navios Acquisition.

NOTE 10: COMMITMENTS AND CONTINGENCIES

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions are recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date of the financial statements were prepared. In the opinion of the management, the ultimate disposition of these matters individually and in aggregate will not materially affect the Company’s financial position, results of operations or liquidity.

NOTE 11: SEGMENT INFORMATION

The Company reports financial information and evaluates its operations by charter revenues. The Company does not use discrete financial information to evaluate operating results for each type of charter. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment.

The following table sets out operating revenue by geographic region for the Company’s reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Revenues from specific geographic regions which contribute over 10% of total revenue are disclosed separately.

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

	Three Month Period ended September 30, 2015	Three Month Period ended September 30, 2014	Nine Month Period ended September 30, 2015	Nine Month Period ended September 30, 2014
Asia	$22,473	$16,174	$57,526	$47,526
Total	$22,473	$16,174	$57,526	$47,526

NOTE 12: ISSUANCE OF UNITS

In connection with the initial public offering (“IPO”) of Navios Midstream in November 2014, Navios Midstream acquired all of the outstanding shares of capital stock of four of Navios Acquisition’s vessel-owning subsidiaries (Shinyo Ocean Limited, Shinyo Kannika Limited, Shinyo Kieran Limited and Shinyo Saowalak Limited) in exchange for: (i) all of the estimated net proceeds from the IPO amounting to $110,403; (ii) $104,451 of the $126,000 borrowings under Navios Midstream’s new credit facility; (iii) 9,342,692 subordinated units and 1,242,692 common units; and (iv) 381,334 general partner units, representing a 2.0% general partner interest in Navios Midstream, and all of the incentive distribution rights in Navios Midstream, to our General Partner.

In June 2015, Navios Midstream exercised its option to acquire the shares of the vessel-owning subsidiaries of the Nave Celeste and the C. Dream from Navios Acquisition for an aggregate purchase price of $100,000. The aggregate purchase price consisted of 1,592,920 Series A Units, issued to Navios Acquisition, and $73,000 cash consideration.

Upon the expiration of such subordination period in June 2018, the Series A Units will automatically convert into common units.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

On June 18, 2015 Navios Midstream issued 32,509 additional general partner units to the General Partner, in order the General Partner to maintain its 2% general partnership interest. The net proceeds from the issuance of the general partnership units were $551.

As of September 30, 2015, there were outstanding: 9,342,692 common units, 9,342,692 subordinated units, 1,592,920 subordinated Series A Units and 413,843 general partnership units. As of September 30, 2015, Navios Acquisition owned a 60.85% limited partner interest in Navios Midstream, which included a 2.0% general partner interest.

NOTE 13: CASH DISTRIBUTIONS AND EARNINGS/ (LOSSES) PER UNIT

The partnership agreement of Navios Midstream requires that all available cash is distributed quarterly, after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves. Distributions may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations. The amount of the minimum quarterly distribution is $0.4125 per unit or $1.65 per unit per year and is made in the following manner:

•	First, 98% to the holders of common units and 2% to the General Partner until each common unit has received a minimum quarterly distribution of $0.4125 plus any arrearages from previous quarters;

•	Second, 98% to the holders of subordinated units and 2% to the General Partner until each subordinated unit has received a minimum quarterly distribution of $0.4125; and

•	Third, 98% to all unitholders, pro rata, and 2% to General Partner, until each unit has received an aggregate amount of $0.4744.

Thereafter there are incentive distribution rights held by the General Partner, which are analyzed as follows:

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Total Amount	Common and subordinated Unitholders	General Partner	Holders of IDRs
Minimum Quarterly Distribution	$ 0.4125	98.0%	2.0%	0%
First Target Distribution	up to $ 0.4744	98.0%	2.0%	0%
Second Target Distribution	above $ 0.4744
	up to $ 0.5156	85.0%	2.0%	13.0%
Third Target Distribution	above $ 0.5156
	up to $ 0.6188	75.0%	2.0%	23.0%
Thereafter	above $ 0.6188	50.0%	2.0%	48.0%

On January 23, 2015, the Board of Directors of Navios Midstream authorized its quarterly cash distribution for the period November 18, 2014 to December 31, 2014 of $0.1973 per unit. The distribution was paid on February 12, 2015 to all holders of record of common and general partner units on February 9, 2015. The aggregate amount of the declared distribution was $3,761.

On April 24, 2015, the Board of Directors of Navios Midstream authorized its quarterly cash distribution for the three month period ended March 31, 2015 of $0.4125 per unit. The distribution was paid on May 12, 2015 to all holders of record of common, subordinated and general partner units on May 6, 2015. The aggregate amount of the declared distribution was $7,865.

On July 22, 2015, the Board of Directors of Navios Midstream authorized its quarterly cash distribution for the three month period ended June 30, 2015 of $0.4125 per unit. The distribution was paid on August 12, 2015 to all holders of record of common, subordinated, Series A Units and general partner units on August 6, 2015. The aggregate amount of the declared distribution was $8,536.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

For the period subsequent to the IPO, Navios Midstream calculates earnings per unit by allocating reported net income for each period to each class of units based on the distribution waterfall for available cash specified in Navios Midstream’s partnership agreement, net of the unallocated earnings. Basic earnings per unit are determined by dividing net income by the weighted average number of units outstanding during the period. Basic and diluted net earnings per unit are the same because the Company does not have any potentially dilutive units outstanding for the period presented.

In determining earnings per unit, the net loss for the period prior to the IPO, has been allocated to the general partner.

Net loss per unit undistributed is determined by taking the distributions in excess of net income and allocating between common units, subordinated units and general partner units on a 98%-2% basis.

The calculations of the basic and diluted earnings per unit are presented below.

	Three Month Period Ended September 30, 2015	Nine Month Period Ended September 30, 2015
Net income attributable to Navios Maritime Midstream Partners L.P. subsequent to initial public offering and limited partners’ interest in net income:	$6,232	$17,938
Earnings attributable to:
Common unit holders	$2,814	$8,342
Subordinated unit holders Series A	$480	$895
Subordinated unit holders	$2,814	$8,342
Weighted average units outstanding (basic and diluted)
Common unit holders	9,342,692	9,342,692
Subordinated unit holders Series A	1,592,920	612,662
Subordinated unit holders	9,342,692	9,342,692
Earnings per unit (basic and diluted):
Common unit holders	$0.30	$0.89
Subordinated unit holders Series A	$0.30	$1.46
Subordinated unit holders	$0.30	$0.89
Earnings per unit-distributed (basic and diluted):
Common unit holders	$0.42	$1.25
Subordinated unit holders Series A	$0.42	$2.17
Subordinated unit holders	$0.42	$1.25
(Losses) per unit-undistributed (basic and diluted):
Common unit holders	$(0.12)	$(0.35)
Subordinated unit holders Series A	$(0.12)	$(0.71)
Subordinated unit holders	$(0.12)	$(0.35)

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 14: INCOME TAXES

Marshall Islands, British Virgin Islands, and Hong Kong, do not impose a tax on international shipping income. Under the laws of Marshall Islands, British Virgin Islands, and Hong Kong, of the companies’ incorporation and vessels’ registration, the companies are subject to registration and tonnage taxes which have been included in the daily management fee.

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessels’ tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel.

Pursuant to Section 883 of the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. All of the Company’s vessel-owning subsidiaries satisfy these initial criteria. In addition, these companies must meet an ownership test. The management of the Company believes that this ownership test was satisfied prior to the IPO by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company.

For the period after the IPO, the Company believes that the second criterion can also be satisfied based on the trading volume and ownership of the Company’s units but no assurance can be given that this will remain so in the future.

NOTE 15: SUBSEQUENT EVENTS

On October 19, 2015, the Board of Directors of Navios Midstream authorized its quarterly cash distribution for the three month period ended September 30, 2015 of $0.4225 per unit. The distribution is payable on November 13, 2015 to all holders of record of common units, subordinated units, subordinated Series A units and general partner units on November 11, 2015. The aggregate amount of the declared distribution is anticipated to be $8,742.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: October 29, 2015